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United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65423

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SOJOURNER SECURITIES, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1523 Elizabeth Ave, Suite 200
(No. and Street)

Charlotte	**N.C.**	**28204**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry G. Friddle — **(704) 469-5628 ext1**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GreerWalker, LLP
(Name – *if individual, state last, first, middle name*)

The Carillon 227 West Trade Street, Suite 1100	**Charlotte**	**N.C.**	**28202**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13010849

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terry G. Friddle swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sojourner Securities, LLC, as of December 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director & Chief Compliance Officer
Title

02/27/13
Notary Public

SARITA GUPTA
Notary Public
Mecklenburg Co., North Carolina
My Commission Expires Oct. 12, 2016

This report * * contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOJOURNER SECURITIES, LLC

Financial Statement as of December 31, 2012 and
Independent Auditors' Report

GreerWalker

Table of Contents

GreerWalker

INDEPENDENT AUDITORS' REPORT

Sojourner Securities, LLC:

We have audited the accompanying statement of financial condition of Sojourner Securities, LLC (the "Company") as of December 31, 2012, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with generally accepted accounting principles in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sojourner Securities, LLC as of December 31, 2012, in accordance with generally accepted accounting principles in the United States of America.

Greer Walker LLP

February 11, 2013

GreerWalker LLP – Certified Public Accountants
The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA

Accounting & Tax | Wealth Management | Corporate Finance

Tel 704.377.0239 | greerwalker.com

SOJOURNER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
Cash	$	26,674
Accounts receivable		486,000
Prepaid expenses		3,136
TOTAL ASSETS	$	515,810
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$	5,720
Member's equity		510,090
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	515,810

See notes to financial statements.

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Sojourner Securities, LLC (the "Company") is a limited liability company that operates as a registered broker-dealer. As a registered broker-dealer, the Company is primarily involved as a placement agent for issuers due principally to its role as a mergers and acquisitions advisor. The Company does not take title to, or control of, any securities nor does the Company make a market in any security. The Company is registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority and the Securities Investor and Protection Corporation.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Revenue and Income Recognition - During 2012, the Company closed a series of transactions under which the Company earns on-going monthly and quarterly revenues per the terms of the individual engagement contracts. Given the nature of the client's underlying business operations and the trasaction structures that were negotiated, management forecsts revenues from these transactions only for the upcoming month (and for certain of those transactions, for the upcoming quarter). Such forecasted revenues are recognized in the period for which they are earned. When cash payments are received in the succeeding month (or quarter), the previously recognized income is adjusted.

Cash - The Company maintains cash deposits with financial institutions. At times, such deposits may exceed federally insured limits.

Accounts Receivable - The Company extends credit to clients for brokerage fees. As of December 31, 2012, the Company considers all such receivables fully collectible, and therefore, no allowance for bad debts has been provided.

Income Taxes - For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the members include their allocable share of the Company's taxable income or loss in their respective individual income tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2012, the tax years ended December 31, 2009 through 2012 were open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2012.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 11, 2013, which is the date the financial statements were available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2012, the Company had net capital of $20,954, which was $15,954 in excess of its required net capital of $5,000. The Company had aggregate indebtedness at December 31, 2012 of $5,720 relating to a customary accounts payable, and its ratio of aggregate indebtedness to net capital was .27 to 1.

3. RELATED PARTY AND CONCENTRATION

The Company is a wholly-owned subsidiary of Pathfinder Capital Advisors, LLC, and was established to process certain transactions initiated by its parent company that require the services of a registered broker-dealer. Only transactions that relate specifically to broker-dealer activities result in revenue being recognized by the Company. Generally, all of the Company's revenue is derived from transactions involving clients of its parent company.

The parent company allocates 10% of its common office overhead expenses to the Company.

4. MEMBERS' EQUITY

The Member is subject to the Company's operating agreement which stipulates amoung other things, the terms under which income and losses are allocated, distributions are made, membership interests can be transferred, and new members can be admitted.